FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 22, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard Moscow 109028 Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

PRESS RELEASE

Wimm-Bill-Dann continues to Invest in modernization of North-West Production base

St.Petersburg, Russia, April 20, 2004. Wimm-Bill-Dann Foods OJSC (NYSE: WBD) today announced about completion of the next stage of production modernization at their factory in St.Petersburg – Baltic Dairy Factory OJSC.

Within the Wimm-Bill-Dann investment program on upgrading production facilities of regional factories in 2003 four packaging lines for production of milk, sour milk products, drinkable yoghurts, glazed cheese curds, curd desserts and juice-based dairy products were installed at Baltic Dairy Factory OJSC (previously Roska OJSC) in St.Petersburg. This allowed to expand the assortment of North Western branch and to increase sales volume by 41% in the year 2003 vs. 2002.

In addition to that equipment three new packaging lines were installed at Baltic Dairy in 2004. In February 2004 pre-packing machine for whipped curd desserts HASSIA THM 17/48 was launched as well the line for production of glazed curds FIS, which will let the Company produce new range of products under the brand names “Chudo”, “Ginger Up”, “Frugurt”. In March Tetra Pak machinery Tetra Rex 7 ESL Screw Cap was installed at Baltic Dairy Factory OJSC.  This equipment makes it possible to produce wide range of milk and sour milk products in packaging with caps.

Total investment in the St.Petersburg dairy factory Baltic dairy OJSC in the years 2003-2004 was more than USD 6 million.

These investments represent Wimm-Bill-Dann’s on-going modernization program across its production base. The project is aimed at meeting consumer demand and enhancing operating efficiencies through the introduction of world-class technology to dairy production.

Wimm-Bill-Dann Foods OJSC
16 Yauzsky Boulevard, Moscow, Russia
Phone: +7 095 733-97-26/9727
Fax: +7 095 733-97-25
web: http://www.wbd.com
E-mail: motovilova@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

Comments for editors

Wimm-Bill-Dann bought St.Petersburg production Roska OJSC in 2002.

In February 2004 the Company was renamed into Baltic dairy Factory OJSC. Currently the Company produces over 70 items of products under the brand names “Bio Max”, “Domik v Derevne” (“Cottage in a Village”), “Vesyly Molochnik” (“Merry Milkman”), “Ginger Up”, “Chudo” (“Wonder”), “Frugurt”, “Zavetny Bidonchik” (“Secret Little Milk-Can”). The total assortment produced under the Regional Management is over 350 items of milk products. Number of staff at Baltic dairy Factory OJSC is 550 people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: April 22, 2004